Exhibit 99.1

RANDGOLD RESOURCES LIMITED

Incorporated in Jersey, Channel Islands

Reg. No. 62686

LSE Trading Symbol: RRS

NASDAQ Trading Symbol: GOLD

SUCCESSFUL AND SUSTAINABLE MINING INDUSTRY KEY TO BUILDING MALI’S ECONOMY

Bamako, Mali, 27 July 2016 – Clarification of the convention under which Randgold Resources mines in Mali has enabled the company to commit to further investment in the country, chief executive Mark Bristow said here today.

Speaking at a briefing for local media, Bristow said a recently concluded arbitration process had cleared up confusion over the interpretation of some points in the 20-year-old convention, which includes provision for arbitration, thus ensuring that Randgold would be able to maximise the full potential of the Loulo-Gounkoto complex, one of the largest of its kind in the world, for the benefit of all stakeholders, including the government and people of Mali. Consequently, the company does not expect any impact on its financial position following the ruling which is in line with its previously adopted accounting position. The ruling has also cleared the way for Randgold to continue investing in its operations and exploring for further world class mines in the country.

“We have a long history of partnership with Mali and over that time the country and the company have had to work hard together to overcome many challenges. Randgold is committed to continuing that cooperation in the interests of securing the long-term sustainability of the Malian economy, and of its backbone, the mining industry,” Bristow said.

Bristow noted that Randgold’s mines in Mali annually accounted for between 7% and 11% of the country’s GDP, with Loulo having already contributed $2.3 billion to the country’s economy, Gounkoto $0.6 billion and Morila $2 billion in the form of royalties, taxes, salaries, payments to local suppliers and community investments. Between them, Loulo, Gounkoto and the Randgold-managed Morila have produced 11 million ounces of gold and provided employment to 4 800 people. All these operations are run by management teams consisting entirely of Malian nationals.

“Morila is now nearing the end of its life but still has three years of profitable production ahead of it, while the Loulo-Gounkoto complex is currently on track to beat its 2016 production guidance and continue to produce more than 600 000 ounces of gold annually for the next 10 years with a Life of Mine which well exceeds that horizon,” Bristow said.

“In the meantime, our brownfields and greenfields exploration teams continue to expand our asset base and our footprint in Mali, with significant successes within the Loulo-Gounkoto permit area as well as in our other tenements. At Gara they have already delivered more than a million ounces of additional resources over the last 18 months while at Gounkoto, planning for a new superpit is well advanced.”

Bristow said a successful and sustainable mining industry would play a major role in the growth of the Malian economy, provided further international investment could be attracted by a clear and stable fiscal regime secured by convention.

RANDGOLD ENQUIRIES:

Chief Executive Mark Bristow +44 788 071 1386 +44 779 775 2288	Financial Director Graham Shuttleworth +44 1534 735 333 +44 779 771 1338	Group Regional Manager West Africa Mahamadou Samaké +223 66 75 61 36 +223 20 20 16 94	Investor & Media Relations Kathy du Plessis +44 20 7557 7738 Email: randgold@dpapr.com

Website: www.randgoldresources.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Except for the historical information contained herein, the matters discussed in this news release are forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934, and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, the realisation of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as 'will', 'plans', 'expects' or 'does not expect', 'is expected', 'budget', 'scheduled', 'estimates', 'forecasts', 'intends', 'anticipates' or 'does not anticipate', or 'believes', or variations of such words and phrases or state that certain actions, events or results 'may', 'could', 'would', 'might' or 'will be taken', 'occur' or 'be achieved'. Assumptions upon which such forward-looking statements are based are in turn based on factors and events that are not within the control of Randgold Resources Limited (‘Randgold’) and there is no assurance they will prove to be correct. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Randgold to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to mining operations, including political risks and instability and risks related to international operations, actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, as well as those factors discussed in Randgold’s filings with the US Securities and Exchange Commission (the 'SEC'). Although Randgold has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Randgold does not undertake to update any forward-looking statements herein, except in accordance with applicable securities laws. CAUTIONARY NOTE TO US INVESTORS: The SEC permits companies, in their filings with the SEC, to disclose only proven and probable ore reserves. We use certain terms in this report, such as 'resources', that the SEC does not recognise and strictly prohibits us from including in our filings with the SEC. Investors are cautioned not to assume that all or any parts of our resources will ever be converted into reserves which qualify as 'proven and probable reserves' for the purposes of the SEC's Industry Guide number 7.